October 4, 2018

VIA EDGAR FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	FNCB Bancorp, Inc. Registration Statement on Form S-3 File No. 333-227599 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), FNCB Bancorp, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Tuesday, October 9, 2018, or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, FNCB Bancorp, Inc.

By:	/s/ James M. Bone, Jr.
Name: James M. Bone, Jr. Title: Executive Vice President and Chief Financial Officer

102 East Drinker Street, Dunmore, PA 18512 | 1-877-TRY-FNCB | fncb.com | Member FDIC